FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2007	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Information contained in the attached document contains forward looking information.

Form 51-102F3

Material Change Report

1

Name and Address of Company

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender St.

Vancouver, British Columbia   V6C 2T8

2

Date of Material Change

December 19, 2007

3

News Release

A news releases respecting this material change was disseminated on December 20, 2007 via CCN Matthews.

4

Summary of Material Change

The Company has announced its plan to submit a corporate reorganization to the shareholders for approval.  The corporate reorganization, if approved, will result in shareholders exchanging their existing shares in Forbes, a Canadian federal corporation, for shares in a new company (Newco) incorporated in the Province of British Columbia (B.C.). This exchange will result in Forbes becoming a wholly-owned subsidiary of Newco. To allow investment by certain institutional investors whose policies preclude investing in stocks under US$1 and regain compliance with Nasdaq’s minimum US$1 bid requirement, the share exchange ratio will be not less than two shares of Forbes for each one share of Newco and not more than four shares of Forbes for each one share of Newco. The Board of Directors will determine the exact ratio before the reorganization is effective.

5

Full Description of Material Change

See attached news release.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7

Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

8

Executive Officer

David Goold, Chief Financial Officer

Tel: (604) 689-5899

9

Date of Report

December 20, 2007

“A Life Sciences Company”

For Immediate Release	December 20, 2007

Forbes Medi-Tech Announces Plan of Arrangement

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced its Board of Directors have approved the submission of a corporate reorganization to its shareholders for approval. The corporate reorganization, if approved, will result in shareholders exchanging their existing shares in Forbes, a Canadian federal corporation, for shares in a new company (Newco) incorporated in the Province of British Columbia (B.C.). This exchange will result in Forbes becoming a wholly-owned subsidiary of Newco.  As a B.C. company, Newco will be afforded the ability to undertake a new set of financing alternatives and offer a broader range of financial instruments.

“This transaction has long-term shareholder value in mind and will enhance the Company’s ability to finance operations through non-dilutive and alternative forms of financing,” said Charles Butt, President & CEO of Forbes Medi-Tech Inc.

The Company will be calling a special meeting, currently scheduled to be held in mid February 2008, to consider and, if thought fit, approve the reorganization. The Company expects to mail a notice of meeting and information circular in mid January.

To allow investment by certain institutional investors whose policies preclude investing in stocks under US$1 and regain compliance with Nasdaq’s minimum US$1 bid requirement, the share exchange ratio will be not less than two shares of Forbes for each one share of Newco and not more than four shares of Forbes for each one share of Newco. The Board of Directors will determine the exact ratio before the reorganization is effective.  The shares of Newco are expected to be listed on both Nasdaq and the TSX in substitution for shares of Forbes under the same trading symbols.  Forbes shareholders are to retain their existing equity interest in Forbes. Current holders of options and warrants of Forbes are also to exchange their existing options and warrants, at the same ratio as the share exchange, for options and warrants in Newco.

“With access to a broader institutional investor pool, we are focused on building long-term shareholder value with the additional activity in our Nutritional business and advancing our Pharmaceutical development program,” said Butt.

The reorganization is to be carried out as a plan of arrangement under the Canada Business Corporations Act, and is subject to shareholder and regulatory approval as well as approval by the Supreme Court of British Columbia. Subject to these conditions, the Board has unanimously recommended that shareholders approve the reorganization. Completion of the transaction, pending the outcome of a shareholder vote, and court and regulatory approvals, is expected to occur in the first quarter of 2008.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

# # #

For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	David Goold Chief Financial Officer Telephone: (604) 689-5899 E-mail: dgoold@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains forward-looking statements and information regarding Forbes proposed Plan of Arrangement and reorganization, listing of Newco shares on TSX and Nasdaq, share price, ability to obtain new financing and access to a broader investor pool,, Forbes’ strategy and vision, and other information related to future periods. Forward-looking statements and information can be identified by the use of forward-looking terminology such as “will”, “scheduled”, “expects”, “are to”, “is to be”, “building”, “strategy”, “vision”, or comparable terminology referring to future events or results.   Forward-looking statements and information are statements and information about the future and are inherently uncertain.  The Company’s actual achievements and other results and occurrences could differ materially from those anticipated in these forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, uncertainty whether the plan of arrangement will be submitted to shareholders as proposed or at all, or if approved, will be implemented; uncertainty whether all necessary approvals to the plan of arrangement, including regulatory and shareholder approval, will be obtained; uncertainty as to timing of the shareholders meeting and mailing of materials; uncertainty whether the Nasdaq minimum bid price will be achieved  and whether the Company’s or Newco’s shares will remain, or will be,  listed on the TSX and/or Nasdaq; the need for additional funding, which may not be available in a timely manner or at all, notwithstanding Newco’s ability to offer new financing alternatives; the risk of unanticipated costs or expenses; uncertainty whether the Company will realize is strategies and vision; the need for additional research and development, the outcome of which is uncertain; changes in business strategy or development plans; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements or information if those assumptions, beliefs, opinions or expectations or other circumstances should change.